March 16, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3010

Attention:	Sonia Barros
Special Counsel

Re:	Tejon Ranch Co.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
File No. 001-07183

Dear Ms. Barros,

What follows below is an updated statement of the Company’s responsibility regarding disclosures within our filings related to our response on March 3, 2010.

Management of the Company is very aware of its responsibility for the adequacy and accuracy of both the financial numbers and disclosures within our filings. Our goal is to provide full disclosure and transparency in all of our filings. In connection with responding to comments set forth in your letter of February 23, 2010, the Company hereby acknowledges that:

1.	The Company is responsible for the adequacy of disclosure in the filings;

2.	Staff comments or changes to the disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate the Staff’s assistance in this process.

Very truly yours,

/s/ Allen E. Lyda
Allen E. Lyda
Chief Financial Officer
Tejon Ranch Co.